UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building

9 Par-La-Ville Road

Hamilton HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2016, Golar LNG Partners LP (the “Partnership”) and Golar LNG Limited entered into an amendment (the “Second Amendment”) to the First Amended and Restated Agreement of Limited Partnership of the Partnership (as amended by the first amendment thereto, the “Partnership Agreement”).  The Second Amendment amends Section 5.6(a) of the Partnership Agreement to provide that the Subordinated Units shall convert into Common Units on the last day of the fiscal quarter during which the Subordination Period ends (as such terms are defined in the Partnership Agreement).  The Second Amendment is filed as Exhibit 99.1 to this Report of Foreign Private Issuer and is incorporated by reference herein.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT

The following exhibit is filed as part of this Report:

99.1  Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of May 13, 2016.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: May 13, 2016

	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Principal Executive Officer

3